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                              DELOITTE TOUCHE LLP
                               50 Fremont Street
                            San Francisco,CA 94105

April 30 1997

Securities and Exchange Commission
Mail Stop 9-5
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

Re: Form 8-K of Finet Holdings Corporation Dated April 10, 1997

We have read the comments in Item 4 of Form 8-K of Finet Holdings Corporation ("Finet" or the "Registrant") dated April 10, 1997 and have the following responses:

Paragraph 1: We are not in a position to agree or disagree with the information in the first paragraph.

Paragraph 2: We disagree with the statement contained in the second paragraph. The Registrant was the legal acquiror of Monument Mortgage, Inc. ("Monument"). Accordingly, there has been no change in the Registrant's independent auditor. Reuben E. Price & Co., the independent accountant of the Registrant prior to the Monument acquisition, remained the independent accountant of the Registrant after the acquisition. At no time did an auditor-client relationship exist between Deloitte & Touche LLP ("D & T") and the Registrant.

Paragraph 3: We disagree with the statement that "Subsequently, on March 17, 1997, the client-auditor relationship between the Registrant and Deloitte & Touche LLP voluntarily ceased." At no time did an auditor-client relationship exist between D & T and the Registrant. Reuben E. Price & Co., the independent accountant of the Registrant prior to the Monument acquisition, remained the independent accountant of the Registrant after the acquisition. Accordingly, we do not agree that "Reuben E. Price & Co. was reengaged as the Registrant's principal independent accountant."

Paragraph 4: We are not in a position to agree or disagree with the portion of the paragraph that indicates that "During the two most recent years there were no disagreements between Reuben E. Price & Co. and Finet...on any matters of accounting practice or principles, financial statement disclosure or auditing scope or procedure." We advise that during the two most recent fiscal year, and the period through March 17, 1997, there have been no disagreements between D & T and Monument on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreement, if not resolved to D & T's satisfaction would have caused us to make reference in connection with our reports, to the subject matter of disagreement. In addition, D & T's reports on Monument's financial statements for such fiscal periods contained no adverse opinion or disclaimers of opinion nor were such reports qualified or modified as to uncertainly, audit scope or accounting principles.

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Re: Form 8-K/A of Finet Holdings Corporation Dated April 24, 1997.

We have read the comments in Item 4 of Form 8-K/A of Finet Holdings Corporation dated April 24, 1997 and have the following responses:

Item 4.1 BACKGROUND

Paragraph 1 - We are not in a position to agree or disagree with the information in the first paragraph.

Paragraph 2 - We agree with the statement in the first sentence of the second paragraph. We are not in a position to agree or disagree with the remainder of the second paragraph.

Item 4.2 AMENDMENT

Paragraph 1 through 5 - We agree with the information in paragraph 1 through 5.

Yours truly,

/s/ Deloitte & Touche

Deloitte & Touche LLP